RED METAL RESOURCES LTD. 1130 West Pender St, Unit 555 Vancouver, BC V6E 4A4

Red Metal Resources Retains IR and Marketing Services

VANCOUVER, BC, FEBRUARY 23, 2026 - RED METAL RESOURCES LTD. (CSE: RMES) (OTC Pink: RMESF) (FSE: I660) ("Red Metal" or the "Company") announces the engagement of Jeminii Finance Inc. (DBA as Jemini Capital),  for investor relations and marketing services, effective February 19, 2026.  Over a minimum four-month term, Jemini Capital will lead investor outreach and financing support to expand awareness of the company. Under the agreement, Jemini Capital will receive $5,000 per month and 500,000 stock options, which will vest 25% every three months over a period of twelve months, no other securities will be issued for the services. Founded in 2014, Jemini Capital has advised on over $400-million in financings, with a team of seasoned bankers, marketers and investors specializing in natural resources and technology. Jemini Capital is located at 201 - 6333 Granville St., Vancouver BC, phone 647-725-3888. E-mail:info@jeminicapital.com.

Furthermore, the Company is pleased to announce that, pursuant to its Stock Option Plan (2025) and pending approval, it has granted a total of 3,150,000 stock options (the "Options") to directors, officers, employees, and consultants of the Company.  Of all of the Options granted, 2,650,000 options vested immediately, and 500,000 options granted to Jemini Capital will vest 25% every three months over a period of twelve months. All options expire five years from the date of grant.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's current portfolio includes the Company's Chilean projects, which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera as well as the 100% owned Ville Marie claims in Quebec, and Larder Lake, Ontario, Canada. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on the OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF, and on the Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the Offering and expected use of proceeds. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.